June 28, 2005





Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549

         RE:      REPORT ON FORM 11-K FOR THE AON SAVINGS PLAN
                  REGISTRANT:  AON CORPORATION
                  COMMISSION FILE NO.:  1-7933


Gentlemen and Ladies:

         Enclosed with this EDGAR transmission is the above referenced Form 11-K for the Aon Savings Plan.

         Please contact the undersigned at 312/381-3165 if you have any questions.

Very truly yours,


/S/ BETH E. BURK

Beth E. Burk
Associate General Counsel - Benefits

BEB/rjr
Enclosures

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K





__X__    Annual Report Pursuant to Section 15(d) of the Securities
                  Exchange Act of 1934

                  For the fiscal year ended December 31, 2004

                                       OR

_____ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934



                  A. Full title of the plan and the address of the plan, if different from the issuer named below:

                                Aon Savings Plan


                  B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                 Aon Corporation
                              200 E. Randolph Drive
                             Chicago, Illinois 60601

                               S I G N A T U R E S

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan, by the Plan Administrator, the Committee, has caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Cook and the State of Illinois on the 28th day of June, 2005.

AON SAVINGS PLAN

BY THE COMMITTEE



/s/ THOMAS STACHURA                         /s/ JOHN A. RESCHKE
-------------------                         -------------------
Thomas Stachura                             John A. Reschke

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                                AON SAVINGS PLAN

                     Years Ended December 31, 2004 and 2003

                      With Report of Independent Registered

                             Public Accounting Firm

                    Employer Identification Number 36-3051915

                                   Plan # 020

                                AON SAVINGS PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                     Years ended December 31, 2004 and 2003


                                    CONTENTS



Report of Independent Registered Public Accounting Firm                        1

Financial Statements

         Statement of Assets Available for Benefits
         at December 31, 2004 and 2003                                         2

         Statement of Changes in Assets Available for Benefits
         for the years ended December 31, 2004 and 2003                        3

Notes to Financial Statements                                                  4

Supplemental Schedule:

         Schedule H, Line 4i - Schedule of Assets (Held At
         End of Year)                                                         12

             Report of Independent Registered Public Accounting Firm


The Participants and Administrative Committee
Aon Savings Plan


We have audited the accompanying statements of assets available for benefits of the Aon Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Chicago, Illinois                                             Ernst & Young LLP
June 6, 2005

                                                                            Employer Plan Identification # 36-3051915
                                                                            Plan # 020



                                                          AON SAVINGS PLAN
                                             STATEMENT OF ASSETS AVAILABLE FOR BENEFITS

                                                           (in thousands)


                                                                                                   DECEMBER 31
                                                                          ----------------------------------------------------------

                                                                                  2004                              2003
                                                                          -----------------------            -----------------------

     ASSETS:
     ------

     Investments, at Fair Value:
          Aon Corporation Common Stock                                $                  258,761         $                  302,540
          Brokerage Accounts-Other Common and
             Preferred Stocks and Mutual Funds                                             9,215                              8,327
          Investments held in Mutual Funds:
             State Street Global Advisors Short Term Investment Fund                     254,613                                  -
             AIM Liquid Asset Fund                                                             -                            249,360
             Vanguard REIT Index Fund                                                     74,396                             53,303
             Vanguard Admiral Intermediate Term Treasury Fund                             73,341                             76,522
             Vanguard Capital Opportunities Fund                                          60,849                                  -
             INVESCO Dynamics Fund                                                             -                             31,136
             Dodge & Cox Common Stock Fund                                               174,806                            105,230
             PIMCO Total Return Fund                                                      49,788                             40,609
             Montag & Caldwell Growth Fund                                                23,285                             15,855
             Managers Special Equity Fund                                                 53,183                             35,821
             Templeton Emerging Markets Fund                                                   -                             16,645
             American Funds Euro-Pacific Growth Fund                                      77,495                                  -
          Investments held in Collective Trusts:
             Ned Davis Research Asset Allocation Strategy Fund                           138,855                                  -
             State Street Global Advisors S&P 500 Strategy Fund                          255,803                                  -
             INVESCO Asset Allocation Fund                                                     -                            136,138
             INVESCO 500 Index Fund                                                            -                            229,043
             INVESCO International Equity Fund                                                 -                             40,756
          Short-Term Investment Funds                                                      1,943                              2,065
     Participant Loans                                                                    23,335                             21,239
                                                                          -------------------------          -----------------------

                                                                                       1,529,668                          1,364,589

     CONTRIBUTIONS RECEIVABLE:
     Participant Contribution Receivable                                                   2,517                                  -
     Company Contribution Receivable                                                       9,219                             54,148
                                                                          -----------------------            -----------------------

                                                                                          11,736                             54,148


                                                                          -------------------------          -----------------------
     ASSETS AVAILABLE FOR BENEFITS                                    $                1,541,404         $                1,418,737
                                                                          =========================          =======================


          See notes to financial statements.


                                                                            Employer Plan Identification # 36-3051915
                                                                            Plan # 020




                                                          AON SAVINGS PLAN
                                        STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

                                                           (in thousands)

                                                                                                    DECEMBER 31
                                                                          ----------------------------------------------------------

                                                                                  2004                              2003
                                                                          -----------------------            -----------------------

     NET INVESTMENT INCOME
          Interest Income                                             $                    3,574         $                    1,355
          Net Appreciation in Fair Value
             of Investments                                                               89,855                            201,742
          Aon Corporation Dividends                                                        7,145                              7,948
          Other Dividends                                                                 21,339                             14,705
          Management and Administrative Fees                                              (1,580)                            (3,076)
                                                                          -----------------------            -----------------------

     TOTAL NET INVESTMENT INCOME                                                         120,333                            222,674

     CONTRIBUTIONS
          Company                                                                         42,707                             54,148
          Participants                                                                    98,380                             90,764
          Rollovers                                                                        5,573                              7,580
                                                                          -----------------------            -----------------------

     TOTAL CONTRIBUTIONS                                                                 146,660                            152,492

     OTHER CHANGES

          Benefit Payments                                                              (144,326)                           (98,081)
          Plan Mergers                                                                         -                              6,144
                                                                          -----------------------            -----------------------

     TOTAL OTHER CHANGES                                                                (144,326)                           (91,937)
                                                                          -----------------------            -----------------------

     NET INCREASE IN ASSETS AVAILABLE
         FOR BENEFITS                                                                    122,667                            283,229

     ASSETS AVAILABLE FOR BENEFITS
         AT BEGINNING OF YEAR                                                          1,418,737                          1,135,508
                                                                          -----------------------            -----------------------

     ASSETS AVAILABLE FOR BENEFITS
         AT END OF YEAR                                               $                1,541,404         $                1,418,737
                                                                          =======================            =======================


          See notes to financial statements.

                                       Employer Plan Identification # 36-3051915
                                       Plan # 020


                                AON SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                     Years Ended December 31, 2004 and 2003

1.       DESCRIPTION OF PLAN

         GENERAL

         The Aon Savings Plan (the Plan) was authorized by the Board of Directors of Aon Corporation (the Company or Plan Sponsor). It is a defined contribution plan with a salary deferral feature and an employee stock ownership (ESOP) feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 2003, the ASI Solutions, Inc. 401(k) Retirement Plan and the McLagan Partners Inc. 401(k) Profit Sharing Plan were merged into the Plan and as a result, assets approximating $6.1 million were transferred to the Plan. Effective January 1, 2004, the Aon Retirement Account was established as a separate account under the Aon Savings Plan. The Aon Retirement Account is intended for employees hired after January 1, 2004 who are not eligible for participation in the Aon Pension Plan.

         The assets of the ESOP portion of the Plan are invested primarily in common stock of the Company. Additionally, certain assets are invested by the Trustees as deemed advisable in order for the Plan to meet its cash flow needs.

         Effective January 1, 2003, the Aon Common Stock Fund and the ESOP Allocated Fund were merged into a single fund called the Aon Common Stock ESOP Fund. Participants have the option to reinvest dividends in additional shares of Aon common stock in the Plan or receive dividends in cash. Additionally, effective January 1, 2003, participants are allowed to immediately diversify any Company matching contributions allocated to the Aon Common Stock ESOP Fund.

         The   following   description   of  the  Plan   provides  only  general
         information. Participants of the Plan should refer to the Summary Plan Description for a more complete description of the Plan.

         ELIGIBILITY AND PARTICIPATION

         Employees other than field sales agents or employees scheduled to work less than 20 hours per week are immediately eligible to participate. Field sales agents and employees scheduled to work less than 20 hours per week are eligible to participate after completing one year of service. Participants must complete one year of service to be eligible for Company matching contributions.

         CONTRIBUTIONS

         PARTICIPANT - Participant contributions are made by means of regular payroll deductions. Non-highly compensated participants, as defined by the Internal Revenue Code (IRC), may elect to make contributions between 1% and 25% (16% prior to January 1, 2004) of their compensation, as defined by the Plan. Highly compensated participants, as defined by the IRC, may elect to make contributions between 1% and 10% (8% prior to January 1, 2004) of their compensation, as defined by the Plan. Participant contributions are limited to amounts allowed by the Internal Revenue Service (IRS). Accordingly, the maximum participant contribution was $13,000 in 2004 and $12,000 in 2003. In addition to regular participant contributions, catch-up contributions of up to $3,000 for 2004 and $2,000 for 2003 were allowed for any participants who were age 50 or older during the Plan year.

         The Aon Retirement Account is funded entirely by Company contributions. No employee contributions are allowed.

         COMPANY - For 2004, the Company contributes an amount equal to 50% of the first 6% of a participant's compensation that a participant contributes to the Plan (75% of a participant's compensation up to 4% for employees of Aon Human Capital Services, LLC and 100% of the first 3% for employees of Human Resources Outsourcing Group). This contribution will be made concurrent with participant contributions. Employees of the Human Resources Outsourcing Group receive a further contribution equal to 75% of the next 3% of compensation contributed to the Plan. The Company may make a further discretionary contribution based on employee contributions of up to 6%. The amount and allocation of this contribution is determined by the Aon Board of Directors.

         For 2003, the Company contributed an amount equal to 100% of the first 3% of a participant's compensation that a participant contributed to the Plan (75% of a participant's compensation up to 4% for employees of Aon Human Capital Services, LLC). The Company made a further contribution to the ESOP portion of the Plan equal to 75% (50% for field sales agents) of the next 3% of a participant's compensation that is contributed to the Plan. In 2003, the ESOP contribution was made in cash. Employees of Aon Human Capital Services, LLC are not eligible for the ESOP contribution. The Plan requires that a participant be employed for at least one year and be actively employed as of the last day of the Plan year in order to receive a Company contribution.

         INVESTMENT OPTIONS

         Contributions to the Plan may be invested in any of the various investment alternatives offered by the Plan in any whole percentages. Additionally, a Self-Managed Account is offered whereby participants can invest their self-directed contributions in various stock, mutual funds and other investments.

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contribution and allocations of a) the Company's contributions and b) Plan earnings (losses). The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

         VESTING

         For the ESOP portion of the Plan, a participant vests in 20% increments per year and becomes 100% vested after completion of five years of plan service.

         For the non-ESOP portion of the Plan, participants are fully vested in their contributions plus actual earnings thereon. Participants become 100% vested in the remainder of their account balance after five years of plan service, according to a graded schedule.

         Participants will become fully vested in the Aon Retirement Account after five years of service.

         The total amount of forfeitures allocated to participants was $1,074,000 for 2003. For 2004, $1,538,000 of forfeitures were used to provide partial funding for Company contributions and to pay other expenses of the Plan.

         BENEFIT PAYMENTS

         For the ESOP portion of the Plan, a participant's entire account shall be paid to the participant or designated beneficiary in a lump sum upon normal retirement, permanent disability or death. The participant may elect payment in the form of Company common stock or cash.

         For the non-ESOP portion, on termination of service, a participant shall be paid a lump sum amount equal to the value of his or her account. The participant will receive payment in the form of cash only.

         PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

         PARTICIPANT LOANS

         Under the loan provision of the Plan, each participant is permitted one loan in a twelve month period and the outstanding balance of all loans made to a participant may not exceed the lesser of $50,000 or 50% of the vested portion of the participant's account, excluding the ESOP portion of the account. The interest rate for each loan is equal to 1% plus the prime rate as quoted in The Wall Street Journal for the last day of the month preceding the loan request. Loans are made for a period of up to five years, except for residential loans that have a fixed repayment period of up to fifteen years.

2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The financial statements of the Plan are prepared on an accrual basis in accordance with U.S. generally accepted accounting principles.

         INVESTMENT VALUATION AND INCOME RECOGNITION

         Investments are carried at fair value, which for marketable securities is based on quotations obtained from national securities exchanges and various other sources. Participant loans are valued at their outstanding balances, which approximate fair value.

         Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. Realized gains or losses on investments are the difference between the proceeds received and the cost of investments sold as determined on a first-in, first-out basis. The change in the difference between fair value and the cost of investments is reported as unrealized appreciation or depreciation of investments.

         ADMINISTRATIVE EXPENSES

         Administrative expenses of the Plan, including expenses of the Trustees, are paid from the Plan assets, except to the extent that the Company, at its discretion, may decide to pay such expenses. The Company did not pay any Plan expenses in 2004 or 2003.

         USE OF ESTIMATES

         The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.       INVESTMENTS

         Effective October 1, 2004, State Street Bank and Trust Comapnay has been appointed Trustee and custodian for all Plan assets. Prior to this date, Institutional Trust Company (ITC) was custodian of the Plan assets and Trustee for all Plan assets except the Aon Common Stock ESOP shares and the self-managed brokerage accounts. For the Aon Common Stock ESOP shares and self-managed brokerage accounts, State Street Bank and Trust Company was the Trustee. The Trustees are named fiduciaries under ERISA. As used herein, Trustee refers to ITC and State Street Bank and Trust Company individually and collectively.

         During 2004 and 2003 the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows (in thousands):

                                                                                       December 31
                                                                          2004                              2003
                                                   --------------------------------------------------------------------
                                                                     Net Realized                        Net Realized
                                                                   and Unrealized                      and Unrealized
                                                                     Appreciation                        Appreciation
                                                                   (Depreciation)                      (Depreciation)
                                                                    in Fair Value                       in Fair Value
                                                                   of Investments                      of Investments
                                                          Fair             During             Fair             During
                                                          Value          the Year             Value          the Year
                                                   --------------------------------------------------------------------
Investments, at fair value:
Aon Corporation Common Stock                       $       258,761 $           606 $         302,540 $          65,964
Brokerage Accounts-Other
  Common and Preferred Stocks
  and Mutual Funds                                           9,215            (38)             8,327             2,337
Investments in Mutual Funds:
  State Street Global Advisors Short
     Term Investment Fund                                  254,613               -                 -                 -
  AIM Liquid Asset Fund                                          -               -           249,360                 -
  Vanguard REIT Index Fund                                  74,396          13,335            53,303            10,518
  Vanguard Capital Opportunities Fund                       60,849           6,851                 -                 -
  INVESCO Dynamics Fund                                          -             803            31,136             7,901
  Dodge & Cox Common Stock Fund                            174,806          19,224           105,230            19,582
  PIMCO Total Return Fund                                   49,788           (199)            40,609                37
  Montag & Caldwell Growth Fund                             23,285             785            15,855             1,894
  Managers Special Equity Fund                              53,183           6,521            35,821             8,334
  Templeton Emerging Markets
      Fund                                                       -            (55)            16,645             3,267
  American Euro-Pacific Growth Fund                         77,495           9,692                 -                 -
  Vanguard Admiral Intermediate
      Term Treasury Fund                                    73,341         (1,009)            76,522           (3,003)
Investments in Collective Trusts:
  State Street Asset Allocation Fund                             -         (1,901)                 -                 -
  Ned Davis Research Asset
      Allocation Fund                                      138,855           7,739                 -                 -
  State Street Global Advisors S&P 500
      Strategy Fund                                        255,803          21,150                 -                 -
  INVESCO Asset Allocation Fund                                  -           1,653           136,138            23,219
  INVESCO 500 Index Fund                                         -           4,220           229,043            51,876
  INVESCO International
        Equity Fund                                              -             478            40,756             9,816
Short-Term Investment Funds                                  1,943               -             2,065                 -
                                                   --------------------------------------------------------------------
  Total                                            $     1,506,333 $        89,855 $       1,343,350 $         201,742
                                                   --------------------------------------------------------------------

         The fair value of individual investments that represent 5% or more of the Plan's assets is as follows (in thousands):

                                                                           December 31
                                                             -------------------------------------

                                                                   2004                    2003
                                                                   ----                    ----
         Aon Corporation, Common Stock                        $   258,761              $  302,540
         Investments in Mutual Funds:
           State Street Global Advisors Short
              Term Investment Fund                                254,613                       -
           AIM Liquid Asset Fund                                        -                 249,360
           Dodge & Cox Common Stock Fund                          174,806                 105,230
           Vanguard Admiral Intermediate Term
              Treasury Fund                                             *                  76,522
           American Euro-Pacific Growth Fund                       77,495                       -
         Investments in Collective Trusts:
           Ned Davis Research Asset Allocation
               Strategy Fund                                      138,855                       -
           State Street Global Advisors S&P 500
               Strategy Fund                                      255,803                       -
           INVESCO 500 Index Fund                                       -                 229,043
           INVESCO Asset Allocation Fund                                -                 136,138

         *Below 5% threshold.



4.       INCOME TAX STATUS

         The Plan has received a determination letter from the IRS dated October 1, 2003, stating that the Plan is qualified under section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5.       RISKS AND UNCERTAINTIES

         The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

6.       SUBSEQUENT EVENTS

         Effective in 2005, distributions to participants whose balances are between $1,000 and $5,000 and that are made without their consent must be rolled over into an IRA account.

                                                                                Employer Identification #  36-3051915
                                                                                Plan #  020
                                                   AON SAVINGS PLAN
                            Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                   December 31, 2004

                                                             Number of Shares                       Current Value
Identity of Issuer                                           Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
AON COMMON STOCK ESOP FUND
--------------------------

COMMON STOCK

     Aon Corporation
     Common Stock, 1.00 par*                                  10,884,365                         $        258,679
                                                                                                    ==============


SHORT TERM INVESTMENT FUND
--------------------------

MUTUAL FUND

     Investments held in the State Street Global
     Advisor Short Term Investment Fund*                     254,613,324                         $        254,613
                                                                                                    ==============


TOTAL RETURN FUND
-----------------

COLLECTIVE TRUST

     Investments held in the Ned Davis Research
     Asset Allocation Fund                                    11,161,666                         $        138,855
                                                                                                    ==============


COMMON STOCK INDEX FUND
-----------------------

COLLECTIVE TRUST

     Investments held in the State Street Global
     Advisors S&P 500 Strategy Fund*                           1,156,515                         $        255,803
                                                                                                    ==============


REAL ESTATE SECURITIES FUND
---------------------------

MUTUAL FUND

     Investments held in the Vanguard
     REIT Index Fund                                           5,999,641                         $         74,396
                                                                                                    ==============

                                                                                Employer Identification #  36-3051915
                                                                                Plan #  020
                                                   AON SAVINGS PLAN
                            Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                   December 31, 2004
                                                      (continued)

                                                             Number of Shares                       Current Value
Identity of Issuer                                           Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
VANGUARD CAPITAL OPPORTUNITIES FUND
-----------------------------------

MUTUAL FUND

     Investments held in the Vanguard Capital
     Opportunities Fund                                          856,070                         $         60,849
                                                                                                    ==============


DODGE & COX COMMON STOCK FUND
-----------------------------

MUTUAL FUND

     Investments held in the Dodge & Cox
     Common Stock Fund                                         1,342,387                         $        174,806
                                                                                                    ==============


PIMCO TOTAL RETURN FUND
-----------------------

MUTUAL FUND

     Investments held in the PIMCO
     Total Return Fund                                         4,666,161                         $         49,788
                                                                                                    ==============


MONTAG & CALDWELL GROWTH FUND
-----------------------------

MUTUAL FUND

     Investments held in the Montag & Caldwell
     Growth Fund                                               1,024,883                         $         23,285
                                                                                                    ==============


MANAGERS SPECIAL EQUITY FUND
----------------------------

MUTUAL FUND

     Investments held in the Managers
     Special Equity Fund                                         588,244                         $         53,183
                                                                                                    ==============


                                                                                Employer Identification #  36-3051915
                                                                                Plan #  020
                                                   AON SAVINGS PLAN
                            Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                   December 31, 2004
                                                      (continued)

                                                             Number of Shares                       Current Value
Identity of Issuer                                           Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
VANGUARD ADMIRAL INTERMEDIATE TERM
----------------------------------
    TREASURY FUND
    -------------

MUTUAL FUND
-----------

     Investments held in the Vanguard Admiral
     Intermediate Term Treasury Fund                           6,513,415                         $         73,341
                                                                                                    ==============

AMERICAN EURO-PACIFIC GROWTH FUND
---------------------------------

MUTUAL FUND

     Investments held in the American Euro-
     Pacific Growth Fund                                       2,175,591                         $         77,495
                                                                                                    ==============

OTHER COMMON AND PREFERRED STOCKS AND MUTUAL FUNDS (SELF-MANAGED FUNDS)
-----------------------------------------------------------------------

BROKERAGE ACCOUNTS

     Investments held in other common and preferred
     stocks and mutual funds and other investments             9,214,966                         $          9,215
                                                                                                    ==============

    Investments held in Aon Corporation
    Common Stock*                                              3,426                             $             82
                                                                                                    ==============

    Investment held in the State Street
    Short-Term Investment Fund*                                1,943,410                         $          1,943
                                                                                                    ==============


PARTICIPANT LOANS (5.00% - 11.0%)                                      -                         $         23,335
                                                                                                    ==============

                                                                                                 $      1,529,668
                                                                                                    ==============

    *Party in interest transaction not prohibited by ERISA.

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-27894) pertaining to the Aon Savings Plan of Aon Corporation of our report dated June 6, 2005, with respect to the financial statements and schedule of the Aon Savings Plan included in this annual report (Form 11-K) for the year ended December 31, 2004.





Chicago, Illinois                                             Ernst & Young LLP
June 27, 2005